Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

June 14, 2018 and the Prospectus dated July 17, 2017

Registration No. 333-219323

Terms Applicable to the Notes

Issuer:	General Motors Financial Company, Inc.

Trade Date:	June 14, 2018

Settlement Date:	June 19, 2018 (T+3)*

Form of Offering:	SEC Registered (Registration No. 333- 219323)

Aggregate Principal Amount:	$1,000,000,000

Final Maturity Date:	June 19, 2023

Public Offering Price:	99.852%, plus accrued and unpaid interest, if any, from June 19, 2018

Benchmark Treasury:	2.750% due May 31, 2023

Benchmark Treasury Yield:	2.808%

Spread to Benchmark Treasury:	T+137.5 bps

Coupon:	4.150%

Yield to Maturity:	4.183%

Interest Payment Dates:	June 19 and December 19, commencing on December 19, 2018

Day Count Convention:	30 / 360

Optional Redemption:

Make-whole call at T+25 bps prior to May 19, 2023 (the date that is one month prior to the final maturity date)

Par call on or after May 19, 2023 (the date that is one month prior to the final maturity date)

CUSIP / ISIN:	37045X CL8 / US37045XCL82

Joint Book-Running Managers:	Banco Bradesco BBI S.A. Barclays Capital Inc. Commerz Markets LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. MUFG Securities Americas Inc. Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

* Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the date of pricing should consult their own advisor.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: Banco Bradesco BBI S.A., Attention: Dan Fuccillo, 450 Park Avenue, 32nd Floor, New York, New York 10022, telephone: (212) 888-9145, Barclays Capital Inc., c/o Broadridge 4 Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, Commerz Markets LLC, Attention: Syndicate Desk, 225 Liberty Street, New York, NY 10281, telephone: (212) 895-1909, SMBC Nikko Securities America, Inc., 277 Park Avenue, New York, NY 10172, telephone: (888)-868-6856, TD Securities (USA) LLC, Attention: Debt Capital Markets Syndicate, 31 West 52nd St., New York, NY 10019, telephone: (855) 495-9846, Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, Minnesota 55402, telephone: (800) 645-3751.